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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 47871

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/05 (MM/DD/YY) AND ENDING 08/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Energy Capital (USA) Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

#1100, 311 - 6th Avenue S.W.
(No. and Street)

Calgary (City) Alberta, Canada (State) T2P 3H2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret H. Gal 403-262-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

#3100, 111 - 5th Avenue S.W. (Address) Calgary (City), Alberta (State) Canada T2P 5L3 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CR 11/9

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FirstEnergy Capital (USA) Corp.

Financial Statements
August 31, 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

October 24, 2006

Independent Auditors' Report

To the Board of Directors of
FirstEnergy Capital (USA) Corp.

We have audited the accompanying statement of financial condition of **FirstEnergy Capital (USA) Corp.** ("the Company") as of August 31, 2006 and the related statements of income and retained earnings, cash flows, changes in shareholder's equity, and changes in liabilities subordinated to claims of creditors for the year then ended that you are filing pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements..An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FirstEnergy Capital (USA) Corp. at August 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5(d) under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Chartered Accountants

FirstEnergy Capital (USA) Corp.
Statement of Financial Condition
August 31, 2006
US Dollars

Assets

Cash	$	158,370
Investment in Canadian government T-bill, at market		933,336
Receivable from broker-dealers		701,887
Due from parent (Note 3)		241,175
	$	2,034,768

Liabilities

Payable to customers	$	701,887
Subordinated loan from parent (Note 4)		456,000
		1,157,887

Shareholder's Equity

Contributed surplus		408,066
Share capital (Note 5)		157,500
Retained earnings		311,315
		876,881
	$	2,034,768

The accompanying notes are an integral part of these financial statements.

FirstEnergy Capital (USA) Corp.
Statement of Income and Retained Earnings
Year ended August 31, 2006
US Dollars

Revenues		
Agency commissions	$	3,688,194
Interest and foreign exchange		65,619
		3,753,813
Expenses		
Management fees to parent (Note 3)		3,626,016
Interest on subordinated debt		31,735
		3,657,751
Income		96,062
Retained earnings, beginning of year		215,253
Retained earnings, end of year	$	311,315

The accompanying notes are an integral part of these financial statements.

FirstEnergy Capital (USA) Corp.
Statement of Cash Flows
Year ended August 31, 2006
US Dollars

Operating Activities

Income for the year & cash from operating activities	$	96,062
Purchase of Canadian government T-bill		(29,336)
		66,726

Financing Activities

Subordinated loan from parent		24,000
Advances to parent		(79,178)
		(55,178)
Increase in cash		11,548
Cash, beginning of year		146,822
Cash, end of year	$	158,370

The accompanying notes are an integral part of these financial statements.

FirstEnergy Capital (USA) Corp.
Statement of Changes in Shareholder's Equity
Year ended August 31, 2006
US Dollars

Income for the year and increase in shareholder's equity	$	96,062
Shareholder's equity, beginning of year		780,819
Shareholder's equity, end of year	$	876,881

The accompanying notes are an integral part of these financial statements.

FirstEnergy Capital (USA) Corp.
Statement of Changes in Liabilities Subordinated to Claims of Creditors
Year ended August 31, 2006
US Dollars

Subordinated loans, beginning of year	$	432,000
Increases during the year		
Subordinated loans		24,000
Subordinated loans, end of year	$	456,000

The accompanying notes are an integral part of these financial statements.

FirstEnergy Capital (USA) Corp.
Notes to Financial Statements
Year ended August 31, 2006
US Dollars

1. Organization

FirstEnergy Capital (USA) Corp. (the "Company") is a wholly-owned subsidiary of FirstEnergy Capital Corp., a broker-dealer operating in Canada. The Company is registered with the Securities and Exchange Commission as a broker-dealer in the United States, pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is registered with the National Association of Securities Dealers, Inc. The Company's principal business is securities brokerage and trading in Canadian equity securities with institutional investors in the United States.

2. Basis of presentation and Significant Accounting Policies

The accompanying financial statements are prepared in accordance with the US generally accepted accounting principles.

Securities Transactions

Transactions executed as agents for customers are not reflected in the statement of financial condition unless the transaction fails to settle on the contracted settlement date. Commission income and related expenses for executing securities transactions are recorded on a trade date basis.

Marketable securities are valued at market value.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

Under an agreement dated August 1, 2006, which amends agreements dated February 23, 2004 and October 11, 1995, FirstEnergy Capital Corp. provides securities trading, clearing and settlement and other administrative services to the Company and charges for these on a monthly basis. For these services, during the year ended August 31, 2006, the Company was charged a total of $3,626,016. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties. The subordinated loan of $456,000 is owed to FirstEnergy Capital Corp.

4. Subordinated Loan

The subordinated loan of $456,000 is unsecured and bears interest at $2,000 per month. It may only be repaid with the approval of NASD Regulation, Inc., subject to the adequacy of the net capital of the Company and in any case not before June 15, 2007. As a result of the effective interest rate on the subordinated loan approximating current market rates, the carrying value of the subordinated loan is considered to approximate fair value.

5. Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

The issued share capital of the Company consists of 178,125 fully paid Common shares.

6. Net Capital

At August 31, 2006, the Company had net capital of $994,674, pursuant to SEC Rule 15c3-1. Its minimum capital requirement was $250,000, leaving excess net capital of $744,674.

7. Financial Instruments with Off Balance Sheet Risk and Concentration of Credit Risk

The Company's transactions are collateralized and executed primarily on behalf of financial institutions including banks, other brokers and dealers, commercial insurance companies, pension plans and investment companies. If either a customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the non-performing party and, in such circumstances, the Company may sustain a loss. The Company does not anticipate nonperformance by customers and counterparties. The Company monitors clearance and settlement of all customer transactions on a daily basis and has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

FirstEnergy Capital (USA) Corp.
Supplementary Schedule 1
Computation of Net Capital Pursuant to SEC Rule 15c3-1
August 31, 2006
US Dollars

Shareholder's equity	$	876,881
Subordinated loans		456,000
		1,332,881
Less:		
Advance to parent company		(241,175)
Aged fail-to-deliver		(96,855)
Haircut on foreign currency positions		(177)
		(338,207)
Net capital pursuant to Rule 15c3-1	$	994,674
Minimum net capital		(250,000)
Excess net capital	$	744,674

There are no material differences between the Computation of Net Capital under Rule 15c3-1 in this Annual Report and the corresponding Part II filing of FirstEnergy Capital (USA) Corp.

FirstEnergy Capital (USA) Corp.
Supplementary Schedule 2
Exemption from SEC Rule 15c3-3
August 31, 2006

FirstEnergy Capital (USA) Corp. operates pursuant to the (k)(2)(i) exemption to the Reserve and Possession or Control Requirements of SEC Rule 15c3-3.